Mail Stop 3561

June 30, 2006

BY U.S. Mail and Facsimile [(612) 225 - 3523]

Ms. Kaye R. O'Leary
  Chief Financial Officer
BUCA, INC.
1300 Nicollet Mall, Suite 5003
Minneapolis, Minnesota 55403

      Re: **BUCA, Inc.**
              Form 10-K for Fiscal Year Ended December 25, 2005
              File No. 0-25721

Dear Ms. O'Leary:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Accounting Branch Chief